Baytex Energy Corp.
Q4 2013 MD&A    Page 1

Exhibit 99.2
BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months and year ended December 31, 2013 and 2012
Dated March 12, 2014

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months and year ended December 31, 2013. This information is provided as of March 12, 2014. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The fourth quarter results have been compared with the corresponding period in 2012. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three months and year ended December 31, 2013, its audited consolidated financial statements for the years ended December 31, 2013 and 2012, together with accompanying notes, and its Annual Information Form for the year ended December 31, 2012. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt, operating netback and earnings before interest, taxes, depreciation and amortization ("EBITDA")) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio, operating netback and EBITDA are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures by other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio, Dividends and EBITDA".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale and liabilities related to assets held for sale)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. As sales volumes are not materially different than production volumes, we believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Baytex Energy Corp.
Q4 2013 MD&A    Page 2

EBITDA

We define EBITDA as our consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items. This measure is used to measure compliance with certain contractual debt covenants.

RESULTS OF OPERATIONS

Production

	Three Months Ended December 31			Years Ended December 31
Daily Production	2013	2012	Change	2013	2012	Change
Light oil and NGL (bbl/d)	8,047	7,739	4%	8,134	7,360	11%
Heavy oil (bbl/d)(1)	43,254	40,257	7%	42,064	39,447	7%
Natural gas (mcf/d)	42,018	42,302	(1)%	41,989	43,076	(3)%
Total production (boe/d)	58,304	55,046	6%	57,196	53,986	6%

Production Mix
Light oil and NGL	14%	14%	—	14%	14%	—
Heavy oil	74%	73%	—	74%	73%	—
Natural gas	12%	13%	—	12%	13%	—
(1) Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended December 31, 2013, heavy oil sales volumes were 269 bbl/d lower than production volumes (three months ended December 31, 2012 – 11 bbl/d lower). For the year ended December 31, 2013, heavy oil sales volumes were the same as production volumes (year ended December 31, 2012 – 38 bbl/d lower).

Production for the three months ended December 31, 2013 averaged 58,304 boe/d, an increase of 6% as compared to 55,046 boe/d for the same period in 2012. Light oil and natural gas liquids (“NGL”) production in the fourth quarter of 2013 increased by 4% to 8,047 bbl/d, as compared to 7,739 bbl/d in the fourth quarter of 2012, primarily due to successful development activities in the U.S. Heavy oil production for the fourth quarter of 2013 increased by 7% to 43,254 bbl/d from 40,257 bbl/d in the fourth quarter of 2012, primarily due to successful development activities in the Peace River area; however, production during the month of December 2013 was curtailed by approximately 5,000 bbl/d (approximately 1,700 bbl/d for the three months ended December 31, 2013) due to severe winter conditions. Natural gas production decreased by 1% to 42.0 mmcf/d for the fourth quarter of 2013, as compared to 42.3 mmcf/d for the same period in 2012, primarily due to natural declines as we focused our capital spending on oil projects.

Production for the year ended December 31, 2013 averaged 57,196 boe/d, an increase of 6% as compared to 53,986 boe/d for the same period in 2012. Light oil and NGL production for the year ended December 31, 2013 increased by 11% to 8,134 bbl/d, as compared to 7,360 bbl/d in same period in 2012, primarily due to successful development activities in the U.S., partially offset by the sale of 950 bbl/d associated with our non-operated position in North Dakota in the second quarter of 2012. Heavy oil production for the year ended December 31, 2013 increased by 7% to 42,064 bbl/d from 39,447 bbl/d for the same period in 2012, primarily due to successful development activities in the Peace River area. Natural gas production decreased by 3% to 42.0 mmcf/d for the year ended 2013, as compared to 43.1 mmcf/d for the same period in 2012, primarily due to natural declines as we focused our capital spending on oil projects.

Commodity Prices

Crude Oil

For the three months ended December 31, 2013, the West Texas Intermediate ("WTI") oil prompt price averaged US$97.46/bbl, an 11% increase from the average WTI price of US$88.18/bbl in the fourth quarter of 2012. In the three months ended December 31, 2013, WTI prices declined in October and November 2013 as refiners underwent turnarounds and demand weakened on a seasonal basis; however, crude fundamentals improved in December 2013 with larger than normal crude stock draws on the back of strong refinery runs and declining U.S. crude imports. For the three months ended December 31, 2012, severe weather struck the U.S. East coast, which depressed the WTI prompt price.

For the year ended December 31, 2013, the WTI oil prompt price averaged US$97.97/bbl, a 4% increase from the average WTI price of US$94.19/bbl for the same period in 2012, remaining relatively stable on the back of consistent supply and demand fundamentals. For the year ended December 31, 2012, WTI oil prompt price fluctuated between a low of US$77.69/bbl and a high of US$109.77/bbl, due to uneven global economic conditions and several periods of geopolitical tensions.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 33% for the three months ended December 31, 2013, and 26% for the year ended December 31, 2013, as compared to 21% and 22%,

Baytex Energy Corp.
Q4 2013 MD&A    Page 3

respectively, for the same periods in 2012. WCS differentials widened in both the three months and year ended December 31, 2013 due to capacity restrictions on Canadian crude export pipelines in much of the first and fourth quarters of 2013, which forced Western Canada crude into storage. This effect was partially offset by steady demand for heavy oil throughout the second and third quarters of 2013, as well as the increase in volumes transported by rail, which pulled heavy oil supply away from traditional heavy oil markets. For the three months and year ended December 31, 2012, the WCS differential was volatile due to constrained access to U.S refineries, Canadian heavy oil production growth and maintenance at refineries; however, the capacity restrictions in 2013 far outweighed those experienced in 2012.

Natural Gas

For the three months ended December 31, 2013, the AECO natural gas price averaged $3.15/mcf, a 3% increase, as compared to $3.06/mcf in the same period of 2012. The increase in natural gas price for the three months ended December 31, 2013 is due to colder than normal weather and both Canadian and U.S. storage withdrawals have been significant. For the three months ended December 31, 2012, natural gas prices was driven, in part, by expectations of the 2012-2013 heating season and declining natural gas production, as natural gas drilling activity significantly declined in 2012.

For the year ended December 31, 2013, the AECO natural gas price averaged $3.13/mcf, a 30% increase, as compared to $2.40/mcf in the same period of 2012. In 2012, the natural gas price was driven down by high U.S. natural gas production and a relatively mild winter in major consuming areas, which set new records in both the U.S. and western Canada for natural gas storage levels. The recovery in the later half of 2012 from historic lows earlier in 2012 was driven, in part, by expectations of the 2012-2013 heating season and declining natural gas production, as natural gas drilling activity significantly declined in 2012.

	Three Months Ended December 31			Years Ended December 31
	2013	2012	Change	2013	2012	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$97.46	$88.18	11%	$97.97	$94.19	4%
WCS heavy oil (US$/bbl)(2)	$65.26	$70.07	(7)%	$72.78	$73.16	(1)%
Heavy oil differential(3)	33%	21%		26%	22%
CAD/USD average exchange rate	1.0494	0.9913	6%	1.0299	0.9991	3%
Edmonton par oil ($/bbl)	$86.25	$84.28	2%	$93.24	$86.53	8%
AECO natural gas price ($/mcf)(4)	$3.15	$3.06	3%	$3.13	$2.40	30%

Baytex Average Sales Prices
Heavy oil ($/bbl)(5)	$59.14	$54.37	9%	$64.17	$58.60	10%
Physical forward sales contracts gain($/bbl)	$2.75	$0.21		$1.07	$0.84
Heavy oil, net ($/bbl)	$61.89	$54.58	13%	$65.24	$59.44	10%
Light oil and NGL ($/bbl)(6)	$74.73	$72.02	4%	$79.61	$74.07	7%
Total oil and NGL, net ($/bbl)	$63.91	$57.39	11%	$67.57	$61.74	9%
Natural gas ($/mcf)(6)	$3.52	$3.03	16%	$3.32	$2.45	36%

Summary
Weighted average ($/boe)(6)	$56.72	$52.22	9%	$60.95	$54.86	11%
Physical forward sales contracts gain (loss) ($/boe)	2.03	0.15		0.79	0.62
Weighted average, net ($/boe)	$58.75	$52.37	12%	$61.74	$55.48	11%

(1)	WTI refers to the arithmetic average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO arithmetic average month-ahead index price published by the Canadian Gas Price Reporter.

(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivatives.

Baytex Average Sales Prices

Baytex’s realized heavy oil price during the fourth quarter of 2013 was $61.89/bbl, or 90% of WCS. This compares to a realized heavy oil price in the fourth quarter of 2012 of $54.58/bbl, or 79% of WCS. The improvement in Baytex's discount to WCS over this period was mainly driven by higher volumes being transported by rail, which allows access to new markets and a stronger U.S. dollar. During

Baytex Energy Corp.
Q4 2013 MD&A    Page 4

the fourth quarter of 2013, Baytex’s average sales price for light oil and NGL was $74.73/bbl, up 4% from $72.02/bbl in the fourth quarter of 2012, in-line with the increase in Edmonton par oil benchmark price. Baytex’s realized natural gas price for the three months ended December 31, 2013 was $3.52/mcf, up from $3.03/mcf in the fourth quarter of 2012.

Baytex’s realized heavy oil price during the year ended December 31, 2013, was $65.24/bbl, or 87% of WCS. This compares to a realized heavy oil price in the year ended December 31, 2012, $59.44/bbl, or 81% of WCS. The improvement in Baytex's discount to WCS over this period was mainly driven by higher volumes being transported by rail, which allows access to new markets and a stronger U.S. dollar. For the year ended December 31, 2013, Baytex’s average sales price for light oil and NGL was $79.61/bbl, up 7% from $74.07/bbl in the same period as 2012, in line with the increase in Edmonton par oil benchmark price. Baytex’s realized natural gas price for the year ended December 31, 2013 was $3.32/mcf, up from $2.45/mcf in the same period in 2012.

Gross Revenues

	Three Months Ended December 31			Years Ended December 31
($ thousands except for %)	2013	2012	Change	2013	2012	Change
Oil revenue
Light oil and NGL	$55,323	$51,274	8%	$236,328	$199,518	18%
Heavy oil	244,745	202,085	21%	1,001,707	857,320	17%
Total oil revenue	300,068	253,359	18%	1,238,035	1,056,838	17%
Natural gas revenue	13,610	11,798	15%	50,954	38,667	32%
Total oil and natural gas revenue	313,678	265,157	18%	1,288,989	1,095,505	18%
Heavy oil blending revenue	17,034	26,938	(37)%	78,470	123,979	(37)%
Total petroleum and natural gas revenues	$330,712	$292,095	13%	$1,367,459	$1,219,484	12%

Petroleum and natural gas revenues increased 13% to $330.7 million for the three months ended December 31, 2013 from $292.1 million for the same period in 2012. The growth in revenues for the three months ended December 31, 2013 was driven by a 21% increase in heavy oil revenues due to higher heavy oil volumes in the Peace River area, higher realized heavy oil pricing, an 8% increase in light oil and NGL revenues due to higher production in the U.S. and higher realized light oil and NGL pricing and a 15% increase in natural gas revenues due to a 16% increase in realized natural gas pricing, as compared to the fourth quarter of 2012. Revenue for the three months ended December 31, 2013 was slightly offset by the decrease in heavy oil blending revenue, which was down 37% from the same period last year due to an increase in contracted volumes of heavy oil being transported by rail. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require condensate blending. The decrease in heavy oil blending revenue is offset by a corresponding decrease in heavy oil blending costs.

Petroleum and natural gas revenues increased 12% to $1,367.5 million for the year ended December 31, 2013 from $1,219.5 million for the same period in 2012. The increase in revenues was driven by a 17% increase in heavy oil revenues due to higher heavy oil volumes in the Peace River area, higher realized heavy oil pricing, an 18% increase in light oil and NGL revenues due to higher production in the U.S. and higher realized light oil and NGL pricing and a 32% increase in natural gas revenues due to significant increases in realized natural gas pricing, partially offset by the decrease in heavy oil blending revenue, which was down 37% from the same period last year due to an increase in contracted volumes of heavy oil being transported by rail.

Baytex Energy Corp.
Q4 2013 MD&A    Page 5

Royalties

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2013	2012	Change	2013	2012	Change
Royalties	$61,365	$47,763	28%	$252,049	$194,535	30%
Royalty rates:
Light oil, NGL and natural gas	18.9%	20.3%		20.7%	19.0%
Heavy oil	19.7%	17.3%		19.2%	17.4%
Average royalty rates(1)	19.6%	18.0%		19.6%	17.8%
Royalty expenses per boe	$11.49	$9.43	22%	$12.07	$9.85	23%

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the fourth quarter of 2013 increased to $61.4 million from $47.8 million in the fourth quarter of 2012. Total royalties for the fourth quarter of 2013 were 19.6% of oil and natural gas revenue, as compared to 18.0% for the same period in 2012. Total royalties for the year ended December 31, 2013 increased to $252.0 million from $194.5 million in the year ended December 31, 2012. Total royalties for the year ended December 31, 2013 were 19.6% of oil and natural gas revenue, as compared to 17.8% for the same period in 2012.

Royalty rates in the three months ended December 31, 2013 for light oil, NGL and natural gas were 18.9%, down from 20.3% in the three months ended December 31, 2012 due to lower royalties on U.S. properties, partially offset by slightly higher realized pricing. Royalty rates for heavy oil increased from 17.3% in the three months ended December 31, 2012 to 19.7% in the three months ended December 31, 2013 due to higher commodity prices which impact sliding scale royalty rates and certain farm-in agreements.

Royalty rates for light oil, NGL and natural gas increased from 19.0% in the year ended December 31, 2012 to 20.7% in the year ended December 31, 2013 primarily due to higher royalties on U.S. properties resulting from a carry obligation and higher realized pricing in the year ended December 31, 2013, partially offset by a higher number of wells qualifying under lower royalty rates and a gas cost allowance credit related to prior years. Royalty rates for heavy oil increased from 17.4% in the year ended December 31, 2012, to 19.2% in the year ended December 31, 2013 due to certain farm-in agreements and higher commodity prices which impact sliding scale royalty rates.

Financial Derivatives

	Three Months Ended December 31			Years Ended December 31
($ thousands)	2013	2012	Change	2013	2012	Change
Realized gain (loss) on financial derivatives(1)
Crude oil	$5,981	$15,000	$(9,019)	$4,877	$21,080	$(16,203)
Natural gas	823	593	230	1,646	5,223	(3,577)
Foreign currency	(1,331)	1,071	(2,402)	(491)	5,545	(6,036)
Interest rate	122	169	(47)	(7,259)	(3,102)	(4,157)
Total	$5,595	$16,833	$(11,238)	$(1,227)	$28,746	$(29,973)

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$7,866	$(815)	$8,681	$(7,671)	$31,171	$(38,842)
Natural gas	(2,461)	549	(3,010)	(1,658)	(2,920)	1,262
Foreign currency	(5,423)	(5,148)	(275)	(9,518)	1,084	(10,602)
Interest rate	(194)	2,179	(2,373)	6,942	3,473	3,469
Total	$(212)	$(3,235)	$3,023	$(11,905)	$32,808	$(44,713)

Total gain (loss) on financial derivatives
Crude oil	$13,847	$14,185	$(338)	$(2,794)	$52,251	$(55,045)
Natural gas	(1,638)	1,142	(2,780)	(12)	2,303	(2,315)
Foreign currency	(6,754)	(4,077)	(2,677)	(10,009)	6,629	(16,638)
Interest rate	(72)	2,348	(2,420)	(317)	371	(688)
Total	$5,383	$13,598	$(8,215)	$(13,132)	$61,554	$(74,686)

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.

Baytex Energy Corp.
Q4 2013 MD&A    Page 6

(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The realized gain of $5.6 million for the three months ended December 31, 2013 on derivative contracts results from lower WTI prices, offset by the weakening Canadian dollar against the U.S. dollar at December 31, 2013, as compared to September 30, 2013. The unrealized mark-to-market loss of $0.2 million for the three months ended December 31, 2013 relates to increasing natural gas prices and the weakening of the Canadian dollar against the U.S. dollar, offset by lower WTI prices at December 31, 2013, as compared to September 30, 2013.

The realized loss of $1.2 million for the year ended December 31, 2013 on derivative contracts relates to losses on interest rate swaps as LIBOR remained low, offset by gains on commodity contracts due to low WTI prices in the first half of the year and the addition of new contracts during the year when WTI prices were favourable. The unrealized mark-to-market loss of $11.9 million for the year ended December 31, 2013 relates to a weakening Canadian dollar against the U.S. dollar at December 31, 2013, as compared to December 31, 2012, and settlement of previously recorded unrealized gains on crude oil and natural gas contracts. This was partially offset by settlement of previously recorded unrealized losses on interest rate contracts.

A summary of the risk management contracts in place as at December 31, 2013 and the accounting treatment of the Company’s financial instruments are disclosed in note 16 to the consolidated financial statements.

Production and Operating Expenses

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2013	2012	Change	2013	2012	Change
Production and operating expenses	$68,739	$60,028	15%	$275,519	$232,375	19%
Production and operating expenses per boe:
Heavy oil	$12.17	$11.68	4%	$12.72	$11.02	15%
Light oil, NGL and natural gas	$14.88	$12.32	21%	$14.53	$13.81	5%
Total	$12.87	$11.86	9%	$13.20	$11.77	12%

Production and operating expenses for the three months ended December 31, 2013 increased to $68.7 million from $60.0 million for the same period in 2012. This increase is due to both higher production volumes and higher costs per unit of production. Production and operating expenses increased to $12.87/boe for the three months ended December 31, 2013, as compared to $11.86/boe for the same period in 2012 due to increased repairs and maintenance costs, increased costs associated with water handling, increased labour and higher energy input costs as natural gas and diesel input costs increased.

Production and operating expenses for the year ended December 31, 2013 increased to $275.5 million from $232.4 million for the same period in 2012. This increase is due to higher production volumes and higher costs per unit of production. Production and operating expenses increased to $13.20/boe for the year ended December 31, 2013, as compared to $11.77/boe for the same period in 2012 due to increased labour costs, higher repairs and maintenance, in large part due to the harsh weather conditions in the first half of 2013 and increased energy and chemical costs, resulting from higher costs for natural gas, diesel and other hydrocarbons which are used as inputs.

Transportation and Blending Expenses

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2013	2012	Change	2013	2012	Change
Blending expenses	$17,034	$26,938	(37)%	$78,470	$123,979	(37)%
Transportation expenses	21,053	26,349	(20)%	80,371	83,261	(3)%
Total transportation and blending expenses	$38,087	$53,287	(29)%	$158,841	$207,240	(23)%
Transportation expenses per boe(1):
Heavy oil	$5.08	$6.87	(26)%	$4.98	$5.54	(10)%
Light oil, NGL and natural gas	$0.70	$0.68	3%	$0.71	$0.63	13%
Total	$3.94	$5.20	(24)%	$3.85	$4.22	(9)%

(1)	Transportation expenses per boe exclude the purchase of blending diluent.

Transportation and blending expenses for the fourth quarter of 2013 were $38.1 million, as compared to $53.3 million for the fourth quarter of 2012. Transportation and blending expenses for the year ended December 31, 2013 were $158.8 million, as compared to $207.2 million for the same period in 2012.

Baytex Energy Corp.
Q4 2013 MD&A    Page 7

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications and to facilitate its marketing. The cost of blending diluent is recovered in the sale price of the blended product. In the fourth quarter of 2013, blending expenses were $17.0 million for the purchase of 1,810 bbl/d of condensate at $102.30/bbl, as compared to $26.9 million for the purchase of 3,042 bbl/d at $96.25/bbl for the same period last year. For the year ended December 31, 2013, blending expenses were $78.5 million for the purchase of 2,056 bbl/d of condensate at $104.54/bbl, as compared to $124.0 million for the purchase of 3,316 bbl/d at $102.17/bbl for the same period last year. This decrease in blending for the three months and year ended December 31, 2013, as compared to the respective periods in 2012, is due to higher volumes of heavy oil being transported by rail which does not require blending diluent.

Transportation expenses decreased 24% to $3.94/boe for the three months ended December 31, 2013, as compared to $5.20/boe for the same period of 2012, primarily driven by shorter trucking distances, as compared to pipeline delivery distances in the previous period, and lower wait times at rail terminals.

Transportation expenses decreased 9% to $3.85/boe for the year ended December 31, 2013, as compared to $4.22/boe for the same period of 2012. The decrease is primarily driven by shorter trucking distances to rail terminals, as compared to pipeline delivery distances in the previous period, and lower wait times at rail terminals, partially offset by harsh winter conditions which caused delays and re-routings in the early part of 2013.

Operating Netback

	Three Months Ended December 31			Years Ended December 31
($ per boe except for % and volume)	2013	2012	Change	2013	2012	Change
Sales volume (boe/d)	58,035	55,035	5%	57,196	53,948	6%
Operating netback(1):
Sales price(2)	$58.75	$52.37	12%	$61.74	$55.48	11%
Less:
Royalties	11.49	9.43	22%	12.07	9.85	23%
Production and operating expenses	12.87	11.86	9%	13.20	11.77	12%
Transportation expenses	3.94	5.20	(24)%	3.85	4.22	(9)%
Operating netback before financial derivatives	$30.45	$25.88	18%	$32.62	$29.64	10%
Financial derivatives gain(3)	1.03	3.29		0.29	1.61
Operating netback after financial derivatives gain	$31.48	$29.17	8%	$32.91	$31.25	5%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Sales price is shown net of blending costs and gains on physical delivery contracts.

(3)	Financial derivatives reflect realized gains on commodity related contracts only and exclude the impact of interest rate swaps.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended December 31, 2013 decreased to $2.5 million from $2.7 million for the same period in 2012 due to a decrease in the expiration of undeveloped land leases, partially offset by an increase in lease rentals on undeveloped lands.

Evaluation and exploration expense for the year ended December 31, 2013 decreased to $10.3 million from $12.2 million for the same period in 2012 due to a decrease in the expiration of undeveloped land leases, partially offset by an increase in the impairment of evaluation and exploration assets that will not be developed.

Depletion and Depreciation

Depletion and depreciation for the three months ended December 31, 2013 increased to $89.4 million from $83.3 million for the same period in 2012 due to overall higher production volumes and estimated future development costs, coupled with lower reserves in certain non-core areas. On a sales-unit basis, the provision for the fourth quarter of 2013 was $16.75/boe, as compared to $16.44/boe for the same quarter in 2012.

Depletion and depreciation for the year ended December 31, 2013 increased to $329.0 million from $297.8 million for the same period in 2012. The increase is a result of overall increased production volumes and higher estimated future development costs, as well as lower reserves in certain non-core areas. On a sales-unit basis, the provision for the year ended December 31, 2013 was $15.76/boe, as compared to $15.08/boe for the year ended December 31, 2012.

Baytex Energy Corp.
Q4 2013 MD&A    Page 8

General and Administrative Expenses

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and per boe)	2013	2012	Change	2013	2012	Change
General and administrative expenses	$12,401	$12,407	—%	$45,461	$44,646	2%
General and administrative expenses per boe	$2.32	$2.45	(5)%	$2.18	$2.26	(4)%

General and administrative expenses for the three months ended December 31, 2013 and 2012 were unchanged at $12.4 million. Higher salary, office lease and professional service costs were offset by higher operating recoveries. On a sales-unit basis however, general and administrative expenses decreased from $2.45/boe in the fourth quarter of 2012, to $2.32/boe in the fourth quarter of 2013 due to increased production in 2013.

General and administrative expenses for the year ended December 31, 2013 increased to $45.5 million from $44.6 million for the same period in 2012 due to higher salary and professional service costs, partially offset by higher capital and operating recoveries. On a sales-unit basis, general and administrative expenses decreased from $2.26/boe in the year ended December 31, 2012, to $2.18/boe in the year ended December 31, 2013 due to increased production in 2013.

Share-based Compensation Expense

On January 1, 2011, Baytex adopted a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, Baytex ceased making grants under the Common Share Rights Incentive Plan (the "Share Rights Plan").

Compensation expense related to the Share Award Incentive Plan decreased to $3.8 million for the three months ended December 31, 2013 from $7.0 million for the three months ended December 31, 2012, mainly due to an increase in the estimated forfeiture rate on outstanding awards and a decrease in the payout multiplier. Compensation expense related to the Share Rights Plan increased to $1.0 million for the three months ended December 31, 2013, as compared to $0.7 million for the three months ended December 31, 2012, due to a decrease in the estimated forfeiture rate on outstanding share rights. As at December 31, 2013, all outstanding share rights are fully expensed and exercisable.

Compensation expense related to the Share Award Incentive Plan decreased to $30.7 million for the year ended December 31, 2013, as compared to $33.8 million for the year ended December 31, 2012, mainly due to an increase in the estimated forfeiture rate on outstanding awards and a lower payout multiplier. Compensation expense related to the Share Rights Plan decreased to $1.6 million for the year ended December 31, 2013, as compared to $2.9 million for the year ended December 31, 2012, as fewer share rights vested in 2013. As at December 31, 2013, all outstanding share rights are fully expensed and exercisable.

Compensation expense associated with the Share Award Incentive Plan and the Share Rights Plan is recognized in income over the vesting period of the share awards or share rights with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards or exercise of share rights is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Financing Costs

	Three Months Ended December 31			Years Ended December 31
($ thousands except for %)	2013	2012	Change	2013	2012	Change
Bank loan and other	$2,775	$2,902	(4)%	$10,139	$11,074	(8)%
Long-term debt	7,797	7,642	2%	30,945	28,623	8%
Accretion on asset retirement obligations	1,844	1,689	9%	7,011	6,631	6%
Debt financing costs	61	3	1933%	2,240	863	160%
Financing costs	$12,477	$12,236	2%	$50,335	$47,191	7%

Financing costs for the three months ended December 31, 2013 increased slightly to $12.5 million, as compared to $12.2 million in the fourth quarter of 2012, as higher outstanding debt levels were offset by lower interest rates and higher accretion on asset retirement obligations due to a higher discount rate used.

Financing costs for the year ended December 31, 2013 increased to $50.3 million, as compared to $47.2 million in 2012. The increase in financing costs for the year ended December 31, 2013 was primarily attributable to higher interest rates on borrowings and higher credit facility amendment fees, partially offset by lower debt levels as compared to the year ended December 31, 2012.

Baytex Energy Corp.
Q4 2013 MD&A    Page 9

Foreign Exchange

	Three Months Ended December 31			Years Ended December 31
($ thousands except for % and exchange rates)	2013	2012	Change	2013	2012	Change
Unrealized foreign exchange loss (gain)	$5,122	$1,701	201%	$9,828	$(1,533)	(741)%
Realized foreign exchange (gain)	(2,293)	(2,204)	4%	(5,922)	(3,206)	85%
Foreign exchange loss (gain)	$2,829	$(503)	(662)%	$3,906	$(4,739)	(182)%
CAD/USD exchange rates:
At beginning of period	1.0285	0.9837		0.9949	1.0170
At end of period	1.0636	0.9949		1.0636	0.9949

The unrealized foreign exchange gains and losses for the three months and year ended December 31, 2013 and 2012 are mainly due to foreign exchange translation of the U.S. dollar denominated debt outstanding and the effect of movement of the Canadian dollar against the U.S. dollar in the period.  The U.S. dollar denominated debt is comprised of the US$150 million Series B senior unsecured debentures and, in 2012, the US$180 million portion of the bank loan which was repaid in July 2012.

The unrealized foreign exchange loss of $5.1 million for the fourth quarter of 2013, as compared to an unrealized loss of $1.7 million for the fourth quarter of 2012, was mainly the result of the weaker Canadian dollar against the U.S. dollar at both December 31, 2013 (as compared to September 30, 2013) and at December 31, 2012 (as compared to September 30, 2012). The realized foreign exchange gains for the three months ended December 31, 2013 and 2012 were mainly due to our day-to-day U.S. dollar denominated transactions.

The unrealized loss of $9.8 million for the year ended December 31, 2013, as compared to an unrealized gain of $1.5 million for the year ended December 31, 2012, was mainly the result of the weaker Canadian dollar against the U.S. dollar at December 31, 2013 (as compared to December 31, 2012) and the stronger Canadian dollar against the U.S. dollar at December 31, 2012 (as compared to December 31, 2011). The realized gain in the years ended December 31, 2013 and 2012 was mainly due to our day-to-day U.S. dollar denominated transactions.

Income Taxes

For the year ended December 31, 2013, income tax expense was $52.8 million, consisting of $6.8 million of current income tax recovery and $59.6 million of deferred income tax expense, as compared to $117.8 million for the year ended December 31, 2012 consisting of $10.2 million of current income tax expense and $107.6 million of deferred income tax expense.

When compared to the prior year, the decrease in income tax expense is primarily the result of a decrease in the amount of gain on divestiture of oil and gas properties.

The recovery of $6.8 million of current income tax expense reflects a true-up of current taxes previously estimated in the U.S.

Net Income

Net income for the three months ended December 31, 2013 was $31.2 million, as compared to net income of $31.6 million for the same period in 2012. The slight decrease in net income was due to higher depletion and depreciation and lower financial instrument gains, partially offset by higher operating netbacks, lower share-based compensation and lower income tax expense.

Net income for the year ended December 31, 2013 was $164.8 million, as compared to $258.6 million for the same period in 2012. The decrease in net income was due to a gain on disposition of U.S. properties of $172.5 million in 2012 which was not repeated in 2013, financial instrument losses in 2013 as compared to gains in 2012 and higher depletion and depreciation, partially offset by higher operating netbacks and lower current and deferred income tax expenses.

Other Comprehensive Income (Loss)

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities which form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

The $1.5 million balance of accumulated other comprehensive income at December 31, 2013 is the sum of a $12.5 million foreign currency translation loss incurred as at December 31, 2012 and a $13.9 million foreign currency translation gain related to the year

Baytex Energy Corp.
Q4 2013 MD&A    Page 10

ended December 31, 2013 due to the strengthening of the U.S. dollar against the Canadian dollar at December 31, 2013, as compared to December 31, 2012.

Business Combination

On February 6, 2014, Baytex entered an agreement to acquire all of the ordinary shares of Aurora Oil & Gas Ltd. ("Aurora") for A$4.10 (Australian dollars) per share by way of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Australia) (the "Arrangement"). The total purchase price for Aurora is estimated at $2.6 billion (including the assumption of approximately $0.7 billion of indebtedness). Aurora’s primary asset is 22,200 net contiguous acres in the prolific Sugarkane Field located in South Texas in the core of the liquids-rich Eagle Ford shale. Aurora’s fourth quarter 2013 gross production was 24,678 boe/d (82% liquids) of predominantly light, high-quality crude oil. The Sugarkane Field has been largely delineated with infrastructure in place which is expected to facilitate low-risk future annual production growth. In addition, these assets have significant future reserves upside potential from well downspacing, improving completion techniques and new development targets in additional zones.

The Arrangement is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of the shareholders of Aurora. Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"), as amended. On March 4, 2014, the Company received approval from the Federal Trade Commission with respect to HSR. The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders who cast votes. The Arrangement is expected to close in late May 2014.

To finance the acquisition of Aurora, Baytex has completed a subscription receipt financing and entered into a commitment letter with a Canadian chartered bank to establish new credit facilities, as described in more detail below.

On February 6, 2014, Baytex entered into an agreement, on a “bought-deal” basis, with a syndicate of underwriters for an offering of 33,420,000 subscription receipts (“Subscription Receipts”) at a price of $38.90 per Subscription Receipt with each Subscription Receipt entitling the holder thereof to receive, on closing of the Arrangement, one common share of the Company for aggregate gross proceeds of approximately $1.3 billion. The Company granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 5,013,000 Subscription Receipts. At the closing of the offering of the Subscription Receipts on February 24, 2014, Baytex issued 38,433,000 subscription receipts for aggregate gross proceeds of approximately $1.5 billion, which have been placed in escrow.

On February 6, 2014, Baytex entered into a commitment letter with a Canadian chartered bank for the provision of new revolving credit facilities in the amount of $1.0 billion (to replace the $850 million revolving credit facilities of Baytex Energy), new non-revolving facilities consisting of a $200 million term facility and a $1.3 billion equity bridge loan and a new borrowing base facility in the amount of US$300 million for a U.S. subsidiary of Aurora (to be established upon closing of the Arrangement as a replacement for an existing facility). As a result of the completion of the Subscription Receipt financing, the $1.3 billion equity bridge loan is no longer available.

FUNDS FROM OPERATIONS, PAYOUT RATIO, DIVIDENDS AND EBITDA

Funds from operations, payout ratio and EBITDA are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. EBITDA is calculated to measure compliance with our contractual debt covenants. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

Baytex Energy Corp.
Q4 2013 MD&A    Page 11

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended		Years Ended
($ thousands except for %)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Cash flow from operating activities	$178,903	$160,875	$638,476	$577,305
Change in non-cash working capital	(24,781)	(27,780)	(3,447)	(11,570)
Asset retirement expenditures	3,886	4,552	12,076	6,905
Financing costs	(12,477)	(12,236)	(50,335)	(47,191)
Accretion on asset retirement obligations	1,844	1,689	7,011	6,631
Accretion on debentures and long-term debt	169	153	657	645
Funds from operations	$147,544	$127,253	$604,438	$532,725
Dividends declared	$82,608	$80,215	$327,029	$317,110
Reinvested dividends	(23,076)	(25,172)	(89,366)	(101,926)
Cash dividends declared (net of DRIP)	$59,532	$55,043	$237,663	$215,184
Payout ratio	56%	63%	54%	60%
Payout ratio (net of DRIP)	40%	43%	39%	40%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, a level of judgment is required to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $59.5 million for the fourth quarter of 2013 were funded by funds from operations of $147.5 million. Cash dividends declared, net of DRIP participation, of $237.7 million for the year ended December 31, 2013 were funded by funds from operations of $604.4 million.

The following table reconciles net income (a GAAP measure) to EBITDA (a non-GAAP measure):

	Three Months Ended		Years Ended
($ thousands)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net income	$31,173	$31,620	$164,845	$258,631
Plus:
Financing costs	12,477	12,236	50,335	47,191
Current tax (recovery) expense	—	(3,467)	(6,821)	10,162
Depletion and depreciation	89,446	83,263	328,953	297,797
Charge on redemption of long-term debt	—	—	—	9,261
EBITDA attributable to disposal of assets	—	—	—	(3,293)
Non-cash items(1)	24,912	13,995	102,972	(50,402)
EBITDA	$158,008	$137,647	$640,284	$569,347
(1) Non-cash items include share-based compensation, unrealized foreign exchange loss (gain), exploration and evaluation expense, unrealized loss (gain) on financial derivatives, (gain) loss on divestiture of oil and gas properties and deferred income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	December 31, 2013	December 31, 2012
Bank loan	$223,371	$116,394
Long-term debt(1)	459,540	449,235
Working capital deficiency(2)	79,151	34,197
Total monetary debt	$762,062	$599,826

(1)	Principal amount of instruments.

(2)
Working capital is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale, and liabilities related to assets held for sale).

At December 31, 2013 total monetary debt was $762.1 million, as compared to $599.8 million at December 31, 2012. Total credit facilities in place are $850.0 million.

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). On June 4, 2013, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the extendible syndicated loan facility to $810.0 million (from $660.0 million), (ii) extend the maximum term of the revolving period for both the operating and syndicated loan facilities to four years (from three years) and, (iii) extend the maturity date of both the operating and syndicated loan facilities to June 14, 2017 (from June 14, 2015). The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. A copy of the amended and restated credit agreement (and related amendments) which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011, July 10, 2012, January 14, 2013 and August 9, 2013).

The amended and restated credit agreement and the senior unsecured debentures contain standard commercial covenants that Baytex Energy is required to comply with. Baytex Energy is in compliance with all such covenants. The following table lists the financial covenants contained in the amended and restated credit agreement, the senior unsecured debenture agreement and Baytex Energy’s compliance therewith as at December 31, 2013.

Covenant Description	Maximum Ratio	Position at December 31, 2013
Bank loan
Senior secured debt to capitalization(1) (2)	0.55:1.00	0.11:1.00
Senior secured debt to EBITDA(1)	3.00:1.00	0.35:1.00
Debt to EBITDA(3)	3.50:1.00	1.07:1.00
Long-term debt
Fixed charge coverage(4)	2:50:1.00	0.08:1.00

(1)	"Senior secured debt" is defined as our bank loan.

(2)	"Capitalization" is defined as the sum of our bank loan, principal amount of long-term debt and shareholders' equity.

(3)	"Debt" is defined as the sum of our bank loan and the principal amount of long-term debt.

(4)	Fixed charge coverage is computed as the ratio of financing cost to trailing twelve month EBITDA.

In the event that Baytex Energy enters into a material acquisition, certain of the financial covenants are relaxed for up to two quarter ends following the closing of such material acquisition, provided that in each quarter: (i) the senior secured debt to EBITDA ratio shall not exceed 3.50:1.00; (ii) the debt to EBITDA ratio shall not exceed 4.00:1.00; and (iii) the sole cause of such ratios exceeding the levels set forth above is due to the material acquisition.

In the event that Baytex Energy does not comply with the covenants under the syndicated loan facility agreement, Baytex Energy would be required to repay, refinance, or renegotiate the loan terms and conditions which may restrict Baytex’s ability to pay dividends to its shareholders.

The weighted average interest rate on the bank loan for the year ended December 31, 2013 was 4.61% (year ended December 31, 2012 - 3.95%).

On July 19, 2012, we issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

On August 26, 2012, we redeemed our 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) at 104.575% of the principal amount. The payment of the redemption price was funded by drawing upon Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and Baytex Energy’s credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended December 31		Years Ended December 31
($ thousands)	2013	2012	2013	2012
Land	$1,224	$(578)	$8,026	$10,022
Seismic	2,234	73	3,094	2,410
Drilling and completion	58,146	41,350	368,801	287,475
Equipment	23,454	25,828	170,949	118,649
Other	2	13	30	69
Total exploration and development	$85,060	$66,686	$550,900	$418,625
Total acquisitions, net of divestitures	2,258	131,797	(39,082)	(170,936)
Total oil and natural gas expenditures	87,318	198,483	511,818	247,689
Other plant and equipment, net	(673)	(2,783)	4,059	6,338
Total capital expenditures	$86,645	$195,700	$515,877	$254,027

During the three months ended December 31, 2013, Baytex drilled 32.9 net wells, as compared to 20.4 net wells in the three months ended December 31, 2012. During the year ended December 31, 2013, Baytex drilled 226.8 net wells, as compared to 162.6 net wells in the year ended December 31, 2012. In 2013, capital investment activity has progressed as planned in our key development areas. Our thermal development projects are proceeding on schedule with facility construction underway at both our 15-well cyclic steam stimulation module at Cliffdale and our Gemini steam-assisted gravity drainage pilot project.

Shareholders’ Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at March 10, 2014, the Company had 126,113,046 common shares and no preferred shares issued and outstanding.

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of December 31, 2013, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$213,091	$213,091	$—	$—	$—
Dividends payable to shareholders	27,586	27,586	—	—	—
Bank loan(1)	223,371	—	—	223,371	—
Long-term debt(2)	459,540	—	—	—	459,540
Operating leases	41,747	6,496	13,155	13,142	8,954
Processing agreements	35,593	4,107	6,815	5,550	19,121
Transportation agreements	72,778	6,592	19,835	17,974	28,377
Total	$1,073,706	$257,872	$39,805	$260,037	$515,992

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two, three or four year period (subject to a maximum four-year term at any time). Unless extended, the revolving period will end on June 14, 2017, with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is partially mitigated by Baytex through a series of derivative contracts intended to reduce some of the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at December 31, 2013 and the accounting treatment of the Company’s financial instruments are disclosed in note 16 to the consolidated financial statements.

QUARTERLY FINANCIAL INFORMATION

	2013				2012
($ thousands, except per common share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenues	330,712	422,791	341,011	272,945	292,095	299,786	284,248	343,355
Net income	31,173	87,331	36,192	10,149	31,620	26,773	157,280	42,958
Per common share - basic	0.26	0.70	0.29	0.08	0.26	0.22	1.32	0.36
Per common share - diluted	0.25	0.70	0.29	0.08	0.26	0.22	1.30	0.36

Baytex Energy Corp.
Q4 2013 MD&A    Page 12

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.
Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; the acquisition of Aurora, including timing of completion of the acquisition; our plans to establish new revolving credit facilities, a term loan and a borrowing base facility for Aurora’s U.S. subsidiary upon closing of the Arrangement; payment of the purchase price for the acquisition of Aurora, including the use of proceeds from the Subscription Receipt financing and our plans to draw on the new revolving credit facilities and term loan; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.
These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of regulatory, court and shareholder approvals for the Arrangement; our ability to execute and realize on the anticipated benefits of the acquisition of Aurora; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the acquisition of Aurora may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the acquisition of Aurora; closing of the acquisition of Aurora could be delayed or not completed if we are unable to obtain the necessary regulatory, court and shareholder approvals for the Arrangement or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied; failure to put in place a borrowing base facility for Aurora’s U.S. subsidiary following completion of the Arrangement; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Baytex Energy Corp.
Q4 2013 MD&A    Page 13

The above summary of assumptions and risks related to forward-looking information has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations (if the acquisition of Aurora is completed) and such information may not be appropriate for other purposes.
There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.